

August 3, 2011

Via facsimile and U.S. Mail
Joseph Lucosky, Esq.
Lucosky Brookman LLP
45 Rockefeller Plaza, Suite 2000
New York, NY 10111

> **Re:** **American Independence Corp.**
> **Schedule 14D-9**
> **Filed July 29, 2011**
> **File No. 05-31658**

Dear Mr. Lucosky:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

1.   We note that the board is remaining neutral with respect to the offer. As noted in Exchange Act Rule 14e-2(a), if the board is unable to take a position with respect to the offer, it should disclose the reasons why it is unable to take a position (i.e., why it is unable to recommend or reject the offer). While your current disclosure states that the board believes the decision to tender is a personal decision, it does not sufficiently explain why the board is unable to recommend or reject the offer. Please revise your disclosure to explain in greater detail why the board is remaining neutral, inclusive of the material factors considered by the special committee. We note for example, reference to the special committee's discussions in July 2011 regarding the offer. Please revise your disclosure accordingly.

2.   Please provide the information required by Item 8 of Schedule 14d-9 and Item 1011(b) of

Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions